UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December, 2005

Commission File Number  001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC  V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  [   ]     Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  [   ]     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-__________.

Entrée Gold Welcomes Positive Action by Mongolian Government in Revising Proposed Minerals Law Amendments

Vancouver, B.C., Monday December 5, 2005 - Entrée Gold Inc. (TSX-V: ETG; AMEX: EGI – “Entrée” or the “Company”) reports on proposed changes to the Mongolian Minerals Law, which have recently been the subject of much debate. Intensive lobbying efforts and ongoing discussions over the past week appear to have been successful in achieving a revision and dilution to some of these changes.  As reported in an Ivanhoe Mines Ltd. (NYSE: IVN; TSX: IVN; – “Ivanhoe”) news release (December 5, 2005), statements made by Mongolian Prime Minister Ts. Elbegdorj, at an international conference arranged by the World Bank and the Prime Minister’s office on Friday December 2nd in Ulaan Baatar, indicate that the “Mongolian government would only make legislative changes that would maintain the current attractive climate for foreign investment in the country’s mineral sector.” The Ivanhoe press release also reported on earlier statements made by Mongolia’s President Nambariin Enkhbayar at a news conference in Beijing, during which he said it is unlikely that Mongolia would take stakes in foreign mining ventures.

Entrée’s President Greg Crowe and Vice-President Lindsay Bottomer were in Ulaan Baatar last week as part of this lobbying effort.  Several foreign mining and exploration companies worked alongside the North America Mongolia Business Council and the Mongolian National Mining Association to voice concerns about proposed changes to the Minerals Law, which were being drafted by a working group of staff members within Mongolia’s Ministry of Industry and Trade.  The most controversial proposal suggested that the government should have the right to acquire ownership of up to 30% of “significant” mineral deposits, namely those discovered with state funding during the pre-1991 Soviet era, and up to 15% of future private industry discoveries.  The Minister of Industry and Trade has now called for a formal response to the draft before these amendments are presented to the government’s cabinet, expected to occur this week.

Both Greg Crowe and Lindsay Bottomer have been impressed with the open debate surrounding these proposed changes and the positive response by senior members of the Mongolian government.

“This is an example of a young democracy at work,” said Greg Crowe.  “Should Mongolia continue to have open and transparent debate around these issues, and not enact legislation that would politicize foreign investment, the country will continue to attract foreign investment and continue to advance towards its objective of becoming a leading nation alongside other developed democratic Asian states.”

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is an junior mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border. Entrée maintains 100% interest in the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds Ivanhoe’s 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 22% (40,000 hectares) of Entrée’s Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of US $20 million in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

Recent equity investments from Ivanhoe and Rio Tinto plc (NYSE: RTP; LSE: RIO.L – “Rio Tinto”), have increased the Company’s operating cash to approximately CDN$26 million and allowed it to expand its budgets for its independent exploration of its Lookout Hill and Ulziit Uul projects. The current program at Lookout Hill has been increased from US$3 million to an estimated US$5.1 million; while the program budget at Ulziit Uul has been increased from US$0.9 million to an estimated US$1.9 million.

Entrée is a Tier 1 listed company that trades on the TSX Venture Exchange under the symbol “ETG” and on the AMEX under the symbol “EGI”.

FURTHER INFORMATION

Primoris Group

Investor Relations

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Entrée Gold Inc.

Mona Forster, Business Manager

Tel: 604-687-4777

Website: www.entreegold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.
(Registrant)

Date   December 5, 2005

By:

/s/  Hamish Malkin

Hamish Malkin

Secretary and Chief Financial Officer